Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
 under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
 Linde AG

March 9, 2017

A speech given by

Professor Dr Aldo Belloni

Chief Executive Officer of Linde AG

on the occasion of the Press Conference on the Annual Results on 9 March 2017

in Munich

Ladies and gentlemen,

I would also like to extend a warm welcome to you at this year’s Press Conference on the Annual Results.

Many of your faces are familiar to me from the time when I was sitting a little further right on this podium. I am pleased to be back in this great company and delighted that I have the opportunity today to tell you in person where The Linde Group is now and what we will be focusing on as we look forward.

Given that there has been plenty of press coverage of Linde over the past few weeks and months, I would like first of all to make one thing absolutely clear. We have a fundamentally stable business model which is geared towards sustainability and we offer competitive solutions and promising innovations. All this gives us a competitive advantage over all other suppliers in the market and you can rest assured that we will do everything we can to continue to enhance our potential.

But here and now we need to talk about our 2016 financial statements. The past year has undoubtedly been an eventful year for us, in every respect. We were and are witnessing radical changes as a result of digitalisation, we have seen surprising election and referendum results, and we have had to deal with persistently low oil prices. What’s more, growth prospects for the global economy continued to worsen as the year progressed.

You can see that we’ve definitely faced - and continue to face - major challenges, and so, right at the beginning of my speech, I would like to thank those people who have demonstrated great commitment to the company over the past year: our employees. For them too, 2016 was certainly not an easy year. But their motivation and commitment to Linde have not suffered as a result – on the contrary, as is apparent from the figures.

Because, after adjusting for exchange rate effects, Group revenue rose by 0.2 percent, and we even achieved an increase in Group operating profit of 2.7 percent after adjusting for exchange rate effects.

Today I’d like to tell you about:

•	our business performance over the past year,
•	the measures we are adopting and the activities we are undertaking to leverage our potential,
•	and the status of our BCA negotiations with Praxair.

Let me start with our business performance.

2016 financial year – Group

Ladies and gentlemen,

In a challenging environment, we succeeded in maintaining our stable earnings power. We were able to deliver a solid performance in the 2016 financial year and again achieved increases in both Group revenue and Group operating profit after adjusting for exchange rate effects. Our performance was hampered by adverse exchange rate effects and, as expected, by the lower contribution made to revenue by the Engineering Division in 2016 compared with 2015.

On a reported basis, Group revenue fell by 2.3 percent to almost 17 billion euro. The reported figure for operating profit was, however, 0.3 percent higher than in 2015, at around 4.1 billion euro. You may well be asking why we’re talking about growth when the unadjusted figures are lower than those achieved in the prior year. That’s because we need to take the following matter into account.

Due to the planned sale in 2017 of our logistics service provider Gist, the contributions to revenue and operating profit made by that subsidiary have been disclosed in discontinued operations, reducing the Group figures for 2016. The effect on Group revenue was a reduction of 602 million euro and on Group operating profit a reduction of 44 million euro in the 2016 financial year. We have always seen Gist as a non-core business and are confident that we will be able to divest our portfolio of these other activities in the course of 2017.

Particularly pleasing was our Group operating margin in 2016. At 24.2 percent, this was 60 basis points higher than in 2015.

Return on capital employed (ROCE) in the financial year was 9.4 percent, compared with 9.5 percent in the prior year.

Earnings per share was 6.50 euro, which was 6.6 percent higher than the figure for 2015 of 6.10 euro.

At 3.4 billion euro, our operating cash flow also remained solid.

The basis for the proposed increase in dividend is the assumption that cash flow will continue to be solid and operating results will continue to be good in the long term. Another decisive factor is the lower level of investment in the gases business in comparison with prior years. In 2016, this figure was 11.1 percent, which was at the lower end of the forecast target range of 11 to 12 percent.

On this basis, I am delighted to say that we have been able to maintain our earnings-based dividend distribution which is geared towards continuity. The Executive Board and the Supervisory Board will propose a resolution at the Annual General Meeting on 10 May 2017 that a dividend of 3.70 euro per share be paid. This is an increase of 7.2 percent, and overproportional to the increase in operating profit. This increase sends a positive signal to our shareholders and reflects our firm conviction that we will in future be able to continue to build on good business trends and a high level of performance.

Before moving on to our outlook for the 2017 financial year, I would like to give you a brief overview of the performance of our gases and engineering business last year.

2016 financial year – Gases Division

In our gases business, revenue fell in the 2016 financial year by 1.8 percent compared with the prior year to around 14.9 billion euro. However, after adjusting for exchange rate effects and changes in the price of natural gas, revenue increased by 1.4 percent. Operating profit in the Gases Division rose by 1.4 percent to just over 4.2 billion euro. This resulted in an increase in the operating margin from 27.4 percent to 28.3 percent.

We achieved some successes in our gases business in 2016 which will strengthen our future growth:

•	We won many new projects from customers around the world.
•	In India, two air separation plants came on stream supplying Tata Steel; the same was true in Russia for SIBUR.
•	We opened a hydrogen plant in Finland for a refinery belonging to Neste Oil.
•	And in China and Taiwan, we are supplying several customers in the booming electronics industry from new air separation plants.

 As in previous years, varying trends were to be seen in the individual segments in the Gases Division, depending on prevailing economic conditions.

In the Americas segment, revenue rose by 0.9 percent to around 5.2 billion euro. On a comparable basis, the increase in revenue was 2.7 percent and we were able to increase operating profit by 1.6 percent to over 1.3 billion euro. The operating margin rose  accordingly from 25.0 percent to 25.2 percent. A variety of effects in different directions had an impact on revenue and earnings trends. As you know, in the Healthcare business in North America, price reductions as a result of government tenders came into force at the beginning of 2016, an effect which intensified after 1 July 2016. Some of these price reductions were then postponed in December 2016 to the beginning of January 2017. This meant that our results were better than expected especially in the fourth quarter of 2016. We also countered the adverse impact of these price reductions by acquiring the company American HomePatient, Inc., which specialises in respiratory therapies, and by the increase in the number of patients being cared for by Linde. In addition, we sold two Lincare subsidiaries in the United States in the third quarter of 2016. Our on-site business also performed well in North America. In South America, economic conditions in 2016 remained rather subdued.

In the EMEA segment, revenue in the 2016 financial year was around 5.7 billion euro, which was 4.6 percent below the figure for 2015. Here too, adverse exchange rate effects have to be taken into account. On a comparable basis, revenue was at a similar level to that seen in the prior year. Operating profit in this segment improved slightly to 1.8 billion euro. Contributing to this were income from changes to pension plans and profits on the disposal of non-current assets. In this region, efficiency improvement measures which formed part of the LIFT programme also started to generate cost savings. The operating margin rose as a result to 31.5 percent.

Positive trends were to be seen in EMEA in the Healthcare product area, which comprises our range of medical gases and medical services. In the Middle East, Eastern Europe and Scandinavia, we also continued to grow. On the other hand, conditions were challenging in the British steel industry and in South Africa.

In the Asia/Pacific segment, revenue fell in 2016 by 1.2 percent to 4.1 billion euro, mainly as a result of adverse exchange rate effects. On a comparable basis, however, revenue rose by 1.8 percent. We were able to achieve an increase in operating profit of 2.0 percent to over 1 billion euro. The operating margin rose to 26.4 percent, which was also above the prior-year figure of 25.6 percent.

In South & East Asia and in China, all the product areas saw positive trends. If you just look at Asia, here we saw solid growth of 5.8 percent. In the South Pacific, the prevailing weak economic environment in manufacturing and declining investment in the mining industry continued to have an adverse impact on growth. We are still applying the structural and organisational measures we had introduced in this region in order to continue to improve profitability.

Let me now turn to the Engineering Division.

2016 financial year – Engineering Division

The performance of our international plant construction business in 2016 reflected the progress made on individual projects. Revenue in the Engineering Division fell by 9.4 percent to almost 2.4 billion euro. Operating profit also fell – to 196 million euro. We were able to maintain the operating margin at 8.3 percent, the same figure as in 2015. This is still above the industry average and in line with the target of around 8 percent we had set ourselves for the 2016 financial year.

As a result of persistently low oil and gas prices, we again saw faltering demand in the plant construction sector in 2016. At 2.257 billion euro, our order intake was therefore below the figure for the prior year of 2.494 billion euro. At 31 December 2016, our order backlog remained solid at around 4.4 billion euro.

Ladies and gentlemen, I’d now like to talk about the outlook for our gases and engineering business and for The Linde Group as a whole.

Gases Division – Outlook for 2017

Recent economic forecasts indicate that growth rates in the global gases market in 2017 will be similar to those seen in 2016. These forecasts are, however, subject to uncertainty and risks which might increase as a result of regional or global crises. Strong growth momentum continues to be seen in the healthcare industry, although this is accompanied by increasing downward pressure on prices in the sector.

Against this backdrop, we are seeking to achieve revenue in the Gases Division in the 2017 financial year after adjusting for exchange rate effects which is up to 3 percent higher than in 2016, although the challenging market environment could result in a decrease of up to 2 percent. We expect operating profit to be similar to that achieved in 2016 or to increase by up to 6 percent.

Let’s now look at the prospects for our plant construction business.

Engineering Division – Outlook for 2017

Rising oil and gas prices could lead to an improvement in investment confidence in the international large-scale plant construction business in 2017, according to industry experts. That doesn’t mean we should expect a miracle in this sector. We are therefore anticipating that our Engineering Division will generate revenue in the range from 2.0 billion euro to 2.4 billion euro and will achieve an operating margin of around 8 percent.

What does that mean for the Group outlook for 2017?

For the Group, we are also expecting a challenging market environment in the 2017 financial year. So we are seeking to achieve an increase in revenue of 3 percent after adjusting for exchange rate effects, although the challenging market environment could result in a decrease of up to 3 percent. After adjusting for exchange rate effects, we expect our operating profit in 2017 to be similar to that achieved in 2016 or to increase by up to 7 percent. This is equivalent to the medium-term target of between 4.2 billion euro and 4.5 billion euro which Linde set itself at the end of 2015.

Leveraging Linde’s potential – Measures and activities

Ladies and gentlemen,

You can see we have been busy making plans for the current year. It’s also clear that global economic trends over the coming years will continue to be affected by multiple risks and uncertainties and that growth in global industrial production could also slow down as a result. We are also facing high pressure on costs and have to withstand aggressive competition which operates with a lower cost base than we do. So the targets I referred to just now are closely linked with the measures we launched last year which form part of the LIFT programme. This three-year programme will ensure we are able to deliver even greater efficiency as a result of applying a variety of measures and this process will gain momentum in the medium term.

We are focusing in particular on three areas:

•	on global restructuring measures,
•	on organisational adjustments and streamlining

•	and on reducing non-personnel costs relating to administration, sales and distribution, and applications.

I would like to tell you about some of the measures we implemented last year in this context with the aim of continuing to increase our margins:

•
In the Gases Division, we reorganised our portfolio through targeted M&A activities, focused our business on higher margin business in the Gases Division, increasing our margin by 90 basis points compared with the prior year;

•	In the Engineering Division, we adjusted our capacity in response to market conditions, thus maintaining our profitability – our margin remained stable compared with the prior year;
•	And, as I’ve already mentioned, we reported Gist as a discontinued operation and will dispose of this business – as a result, the Group margin rose by 60 basis points compared with the prior year.

We have budgeted for restructuring costs of around 370 million euro in total in 2016 and 2017. In 2016, we recognised 116 million euro of those costs. So you can see that most of the restructuring costs will be incurred in the current year.

Merger with Praxair

Ladies and gentlemen,

I now come to the planned merger with Praxair and would like to emphasize again:  This merger would create value and would bring together two leading industrial gases companies and take advantage of their respective strengths.  Linde's established position as a leader in technology would be combined with Praxair's operational excellence, from which a new global leader would emerge.  The merged company would have a strong position in all key regions and end markets, creating a balanced, more diversified global portfolio.  This strategic merger would combine the potential, excellent employees and first-cass processes of both companies.

Let me briefly explain the status of our business combination agreement negotiations with Praxair. All the working parties are on schedule. We are aiming to conclude these negotiations by the end of April or beginning of May, before our Annual General Meeting, at which our shareholders will have the opportunity to discuss all aspects of the agreement with the Executive Board and Supervisory Board.

I’m not giving away any secrets when I tell you that a merger on this scale will necessarily mean the divestment of business in some regions and markets. The talks with Praxair are therefore focusing on merger control questions. But the acquisition of Airgas by Air Liquide shows that it is possible to resolve not only merger control reviews but also to find appropriate divestiture partners.

As far as the merger with Praxair is concerned, market players have begun publicly to express an interest in some investments. In addition, there is the fact that, having engaged in larger international M&A activities in the past (e.g. the acquisitions of AGA or BOC), we have acquired expertise in dealing with merger control issues and have always demonstrated that we have done a good job for our shareholders and have always enhanced the value of the Group. We will also work closely together with the competition agencies on the current merger proposal.

Conclusion

To sum up, I am more than confident that we will be successful in all our business areas and that we will remain in future a very reliable company for our customers, employees and shareholders.

I’d like to thank you for your kind attention and I’m happy to take your questions.

Additional Information and Where to Find It

Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 18, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward- looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward- looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard- setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 or Form F-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.